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                           March 15, 2022

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       601 Everest Grande, A Wing
       Mahakali Caves Road
       Andheri (East)
       Mumbai, India 400 093

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed March 9, 2022
                                                            File No. 333-254943

       Dear Mr. Pandya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

       Amendment No. 8 to Form F-1

       Use of Proceeds, page 34

   1. As requested in prior comment 2, please disclose the amount of other funds needed to complete the
acquisition of all customers and 51% of the cable company.
 Dharmesh Pandya
FirstName  LastNameDharmesh  Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany
March      NameLytus Technologies Holdings PTV. Ltd.
       15, 2022
March2 15, 2022 Page 2
Page
FirstName LastName
General

2. The engagement letter with the advisor who is conducting the audit of Reachnet's operations is dated December 10, 2020. Please advise why the disclosure in the prospectus states that the third-party reviewer was engaged on April 1, 2021. Revise your disclosure as appropriate.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      M. Ali Panjwani, Esq.